Exhibit 99.1

RAD THERANOSTICS RADIOPHARM Interim Report: Half Year Ended 31December 2025

Radiopharm Theranostics Limited
Appendix 4D
Half-year report

1. Company details

Name of entity:	Radiopharm Theranostics Limited
ABN:	57 647 877 889
Reporting period:	For the half-year ended 31 December 2025
Previous period:	For the half-year ended 31 December 2024

2. Results for announcement to the market

				$
Loss from ordinary activities after tax attributable to the owners of Radiopharm Theranostics Limited	up	44.00%	to	(26,965,473)
Loss for the half-year attributable to the owners of Radiopharm Theranostics Limited	up	44.00%	to	(26,965,473)

3. Net tangible assets

	31 December 2025 Cents	31 December 2024 Cents
Net tangible assets per ordinary security	0.14	0.18

4. Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations and activities included within the directors' report.

5. Distributions

No dividends have been paid or declared by the group for the current financial period. No dividends were paid for the previous financial period.

6. Changes in controlled entities

During the period ended 31 December 2025. Radiopharm Theranostics increased its ownership in Radiopharm Ventures, LLC, a joint venture created with The University of Texas M.D. Anderson Cancer Center (MDACC) from 75% to 87.5%.

There have been no other changes in controlled entities during the half-year ended 31 December 2025.

7. Other information required by Listing Rule 4.2A

a. Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b. Details of any dividend or distribution reinvestment plans:	N/A
c. Details of associates and joint venture entities:	N/A
d. Other information	N/A

8. Interim review

The financial statement have been reviewed by the group's independent auditor who has issued an unmodified opinion.

REVIEW OF OPERATIONS & ACTIVITIES Half - year ended: 31 December 2025 Radiopharm Theranostics Limited is developing a world - class platform of radiopharmaceutical and nuclear medicine products for both diagnostic and therapeutic uses . Financial Review The group reported a loss for the half - year ended 31 December 2025 of $ 28 , 243 , 811 ( 31 December 2024 : $ 19 , 643 , 011 ) . The increase in net loss for the period is mainly attributable to increased research and development expenditures aligned with the group’s pipeline . The group’s net assets increased to $ 49 , 940 , 027 ( 30 June 2025 : $ 42 , 871 , 904 ) . The substantial increase in the group's net assets is primarily due to the completion of the $ 35 million placement completed during the half year . As at 31 December 2025 , the group had cash reserves of $ 34 , 515 , 397 ( 30 June 2025 : $ 29 , 116 , 835 ) . Clinical and Research Developments 18 F - RAD 101 – Brain Metastases Imaging RAD 101 , a Fluorine - 18 labelled small molecule targeting fatty acid synthase (FASN), continued to deliver clinically meaningful data in its ongoing U . S . Phase 2 b trial during the half year . The study is evaluating the diagnostic performance of RAD 101 in patients with recurrent brain metastases across a range of solid tumour types, with the primary endpoint being concordance with MRI imaging . In December 2025 , interim data from the first twelve patients demonstrated that 92 % of evaluable participants achieved concordance with MRI, meeting the study’s primary endpoint . These results are consistent with earlier Phase 2 a findings and further validate the molecule’s ability to detect metabolically active tumour tissue in the brain . Importantly, RAD 101 has shown the capacity to identify tumour activity in cases where MRI findings are equivocal, addressing a significant clinical challenge in differentiating true recurrence from treatment - related changes such as radiation necrosis . The trial remains on track to complete enrolment in the first quarter of 2026 , with topline data anticipated shortly thereafter . Given its FDA Fast Track designation and the large addressable patient population, over 300 , 000 new cases of cerebral metastases diagnosed annually in the United States, the Company is preparing for the potential initiation of a multi - centre, multi - country Phase 3 registrational study . 177 Lu - RAD 202 – HER 2 - Targeted Radiotherapeutic RAD 202 , a Lutetium - 177 labelled nanobody targeting HER 2 , progressed through its Phase 1 ‘HEAT’ clinical study in patients with advanced HER 2 - positive solid tumours, including breast and other cancers where HER 2 overexpression is well established as a therapeutic target . During the period, dosing at the initial 30 mCi level was completed . Early clinical data from the first cohort demonstrated significant tumour uptake in HER 2 - positive lesions, confirming favourable biodistribution and target engagement . The safety profile has remained reassuring, with no drug - related adverse events reported to date . 1

Following review by the independent Data Safety Monitoring Committee, the study advanced to the higher 75 mCi dose level . The Company expects to complete enrolment in the second cohort in the first half of 2026 . RAD 202 represents a differentiated approach to HER 2 - directed therapy, combining the precision of nanobody targeting with the cytotoxic potential of radiotherapy . Positive safety and tumour uptake findings support the potential to move toward later - stage development in selected HER 2 - positive indications, particularly in patients who have progressed following existing HER 2 - targeted therapies . 177 Lu - RAD 204 – PD - L 1 - Targeted Radiotherapeutic RAD 204 , a Lutetium - 177 labelled nanobody targeting PD - L 1 , continued to advance in its Phase 1 study across PD - L 1 - driven malignancies, including non - small cell lung cancer, small - cell lung cancer, triple - negative breast cancer, melanoma, head and neck squamous cell carcinoma and endometrial cancer . Initial data from the 30 mCi cohort demonstrated tumour uptake in PD - L 1 - positive lesions consistent with previously reported imaging data, supporting the molecule’s ability to selectively target PD - L 1 - expressing tumours . The safety profile has remained favourable, with no drug - related adverse events reported and no dose - limiting toxicities observed to date . Encouragingly, two of three patients with late - stage metastatic non - small cell lung cancer in the 30 mCi cohort achieved stable disease for 5 . 5 months, compared to historical progression - free survival of approximately 3 . 5 months under standard of care in similar treatment - refractory settings . While early and limited in patient numbers, this signal supports further dose escalation and exploration of therapeutic benefit . The second cohort has been completed and, following DSMC approval, the Company has proceeded to a third cohort at an updated dose level of 90 mCi . Lu 177 - RV 01 (Betabart) – B 7 - H 3 - Targeted Monoclonal Antibody RV - 01 (Betabart), a Lutetium - 177 conjugated monoclonal antibody targeting the 4 Ig isoform of B 7 - H 3 , advanced from preclinical development into the clinical stage during the period . B 7 - H 3 is an immune checkpoint protein highly expressed in a range of solid tumours but largely absent from healthy tissue, making it an attractive therapeutic target in oncology . In July 2025 , RV - 01 received Investigational New Drug clearance from the U . S . FDA to initiate a first - in - human Phase 1 clinical trial . The Company expects to dose the first patients in the first quarter of 2026 . Preclinical studies have demonstrated tumour shrinkage and extended survival in animal models, with a hepatic clearance profile that may reduce the risk of haematologic toxicity relative to agents with predominant renal excretion . Tb 161 - RAD 402 – KLK 3 - Targeted Radiotherapeutic for Prostate Cancer RAD 402 , a monoclonal antibody targeting KLK 3 (prostate - specific antigen) and radiolabelled with Terbium - 161 , progressed toward first - in - human evaluation during the period . KLK 3 is a well - established biomarker and therapeutic target in prostate cancer, and Terbium - 161 offers potential advantages due to its emission of both beta particles and conversion electrons, which may enhance tumour cell kill while limiting off - target exposure . 2

In November 2025 , RAD 402 received approval from the Bellberry Human Research Ethics Committee in Australia to initiate a Phase 1 study in patients with metastatic or locally advanced prostate cancer . Preclinical data in xenograft models demonstrated strong tumour targeting, limited bone and marrow uptake and a favourable hepatic excretion profile consistent with monoclonal antibody - based radiotherapeutics . The Company anticipates commencing dosing in the first quarter of 2026 . Ga 68 - RAD 301 – αvβ 6 Integrin - Targeted Imaging in Pancreatic Cancer RAD 301 , a Gallium - 68 labelled peptide targeting αvβ 6 - integrin, continued enrolment in its Phase 1 imaging study in patients with pancreatic ductal adenocarcinoma . αvβ 6 - integrin is associated with tumour invasion, metastatic progression and poorer prognosis, particularly in pancreatic cancer . During the half year, eight of the planned nine patients were dosed, with initial data from the first six confirming favourable safety and significant uptake in αvβ 6 - positive lesions . These findings support the molecule’s specificity and diagnostic utility . RAD 301 has previously received FDA Orphan Drug Designation, reinforcing its relevance in a high - mortality indication with limited effective diagnostic tools . Corporate Updates Radiopharm announced the appointment of Mr Bruce Goodwin as a Non - Executive Director, effective 19 November 2025 . Mr Goodwin is a highly respected leader in the life sciences sector, bringing over four decades of experience across global healthcare and biopharmaceutical industries . He currently serves as a Non - Executive Director across six organisations operating within the healthcare sector, where he provides strategic guidance and governance expertise . Mr Goodwin’s career includes more than three decades with the Janssen Pharmaceutical Companies of Johnson & Johnson, during which he held senior leadership roles across multiple countries and regions . His tenure was marked by a strong record of driving organisational growth, fostering innovation, and leading high - performing teams in complex, multinational environments . Mr Goodwin has demonstrated a deep commitment to advancing the life sciences industry . He has served on industry peak body boards in Australia and Japan, contributing to policy development, regulatory dialogue, and cross - sector collaboration . He is also regarded for his strategic acumen, global perspective, and passion for improving health outcomes through innovation, leadership, and effective governance . In conjunction with this appointment, Mr Phillip Hains and Dr Leila Alland retired from the Board at the 2025 Annual General Meeting . Mr Hains continues in his current roles as Chief Financial Officer and Company Secretary . During the period, Radiopharm strengthened its scientific and strategic capabilities . Dr Oliver Sartor, an internationally recognised medical oncologist with deep expertise in radiopharmaceutical therapies and prostate cancer, was appointed to the Company’s Scientific Advisory Board . His experience in leading multiple pivotal Phase 3 trials and contributing to FDA - approved radiotherapeutics enhances the Company’s clinical development oversight . 3

The Company also hosted multiple key opinion leader webinars during the September quarter, supporting broader engagement with the oncology and radiopharmaceutical community and reinforcing its profile as a clinical - stage developer with a diversified and advancing pipeline . Post end of half year, Radiopharm increased its ownership in Radiopharm Ventures (a joint venture created in 2022 between MD Anderson Cancer Center and Radiopharm) to 87 . 5% , consolidating its interest in the joint venture’s B 7 - H 3 program and associated preclinical assets . This strategic move reflects management’s prioritisation of high value, differentiated radiotherapeutic programs . Fundraising Activities During the period, the Company secured firm commitments to raise approximately A $ 35 million via an institutional placement, supported by new and existing Australian and international investors, including strategic investor Lantheus Holdings . Participants received attaching options that were approved at a subsequent shareholder meeting . In addition, a Share Purchase Plan was launched to provide eligible retail shareholders with the opportunity to participate on equivalent terms, raising a further A $ 0 . 4 m . The capital raising strengthens Radiopharm’s ability to progress multiple Phase 1 and Phase 2 programs in parallel, advance drug manufacturing capabilities, and support regulatory and clinical milestones anticipated through 2026 and beyond . In December, the Company filed a registration statement on Form F - 3 with the U . S . Securities and Exchange Commission (SEC) to establish an At - the - Market (ATM) facility for the sale of American Depositary Shares (ADSs), each representing 300 ordinary shares of the Company, on Nasdaq . The ATM equity facility will provide up to US $ 18 . 9 million from Leerink Partners LLC . The Company will control the placement process, having sole discretion as to whether it uses the ATM, the number of ADSs sold, as well as the minimum sale price of the ADSs . Such ATM facilities are widely used in the United States and have become increasingly common in Australia, and the facility will be subject to the ASX Listing Rule framework for share issuances . In July 2025 , Radiopharm announced it had received its research and development (R&D) tax refund for the 2024 financial year, totalling A $ 4 , 485 , 434 , including A $ 94 , 559 interest . For and on behalf of the company, Riccardo Canevari CEO and Managing Director 4

Radiopharm Theranostics Limited
Contents
31 December 2025

Directors' report	6
Auditor's independence declaration	8
Statement of profit or loss and other comprehensive income	9
Statement of financial position	10
Statement of changes in equity	11
Statement of cash flows	13
Notes to the financial statements	14
Directors' declaration	25
Independent auditor's review report to the members of Radiopharm Theranostics Limited	26

General information

The financial statements cover Radiopharm Theranostics Limited as a consolidated entity consisting of Radiopharm Theranostics Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Radiopharm Theranostics Limited's functional and presentation currency.

Radiopharm Theranostics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	**Principal place of business**
Level 3, 62 Lygon Street, Carlton, Victoria 3053	Level 3, 62 Lygon Street, Carlton, Victoria 3053

A description of the nature of the consolidated entity's operations and its principal activities are included in the directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 27 February 2026.

5

6 Radiopharm Theranostics Limited Directors' report 31 December 2025 The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the 'consolidated entity') consisting of Radiopharm Theranostics Limited (referred to hereafter as the 'company' or 'parent entity') and the entities it controlled at the end of, or during, the half - year ended 31 December 2025 . Directors The following persons held office as directors of Radiopharm Theranostics Limited during the financial period and up to the date of this report. Mr Paul Hopper Mr Riccardo Canevari Mr Ian Turner Ms Hester Larkin Mr Noel Donnelly Mr Bruce Goodwin (appointed 19 November 2025) Mr Phillip Hains (resigned 20 November 2025) Dr Leila Alland (resigned 20 November 2025) Review of Operations & Activities Information on the financials and operations of the group and its business strategies and prospects is set out in the review of operations and activities on pages 1 to 4 of this interim financial report. Significant changes in the state of affairs On 20 October 2025 , Radiopharm Theranostics completed a A $ 35 million share placement (gross of costs) for the issuance of 1 , 179 , 266 , 658 ordinary shares . The proceeds of the capital raising was primarily used to fund drug manufacturing, clinical trials and working capital, extending the funding runway into 2027 and past a number of key milestones . On 19 November 2025, Radiopharm Theranostics announced the appointment of Mr. Bruce Goodwin as a Non - Executive Director. Post end of half year, Radiopharm increased its ownership in Radiopharm Ventures (a joint venture created in 2022 between MD Anderson Cancer Center and Radiopharm) to 87 . 5% , consolidating its interest in the joint venture’s B 7 - H 3 program and associated preclinical assets . This strategic move reflects management’s prioritisation of high value, differentiated radiotherapeutic programs . There were no other significant changes in the state of affairs of the consolidated entity during the financial half - year. Matters subsequent to the end of the financial half - year No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods . Auditor's independence declaration A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors' report. Rounding of amounts The group is of a kind referred to in ASIC Legislative Instrument 2016 / 191 , relating to the 'rounding off' of amounts in the directors' report and financial report . Amounts in the directors' report and financial report have been rounded off to the nearest dollar in accordance with the instrument .

Radiopharm Theranostics Limited Directors' report 31 December 2025 This report is made in accordance with a resolution of directors. On behalf of the directors Mr Paul Hopper Executive Chairman 27 February 2026 7

Grant Thornton Audit Pty Ltd Level 22 Tower 5 Collins Square 727 Collins Street Melbourne VIC 3008 GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222 Auditor’s Independence Declaration To the Directors of Radiopharm Theranostics Limited In accordance with the requirements of section 307C of the Corporations Act 2001 , as lead auditor for the review of Radiopharm Theranostics Limited for the half - year ended 31 December 2025, I declare that, to the best of my knowledge and belief, there have been: a. no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and b. no contraventions of any applicable code of professional conduct in relation to the review. grantthornton.com.au ACN - 130 913 594 Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation. Grant Thornton Audit Pty Ltd Chartered Accountants T S Jackman Partner – Audit & Assurance Melbourne, 27 February 2026

Radiopharm Theranostics Limited
Statement of profit or loss and other comprehensive income
For the half-year ended 31 December 2025

	Note	Consolidated 31 December 2025 $	31 December 2024 $
Revenue			
Revenue from contracts with customers	2	1,385,545	1,383,647
Cost of sales		(1,282,463)	(1,614,819)
Gross profit		**103,082**	**(231,172)**
Other income and expense items	3	4,818,066	1,053,715
Other gains/(losses)	4	(382,725)	235,090
Expenses			
General and administrative expenses		(8,369,242)	(6,342,360)
Research and development		(21,315,901)	(13,593,037)
Share-based payments expenses		(1,523,874)	(692,625)
Movement in contingent consideration		(1,373,810)	28,060
Operating loss		**(28,044,404)**	**(19,542,329)**
Finance expenses		(65,105)	285
Loss before income tax expense		**(28,109,509)**	**(19,542,044)**
Income tax expense		(134,302)	(100,967)
Loss after income tax expense for the half-year		**(28,243,811)**	**(19,643,011)**
Other comprehensive income			
Items that may be reclassified subsequently to profit or loss			
Foreign currency translation		410,892	375,938
Other comprehensive income for the half-year, net of tax		410,892	375,938
Total comprehensive loss for the half-year		**(27,832,919)**	**(19,267,073)**
Loss for the half-year is attributable to:			
Non-controlling interest	12	(1,278,338)	(917,558)
Owners of Radiopharm Theranostics Limited		(26,965,473)	(18,725,453)
		(28,243,811)	**(19,643,011)**
Total comprehensive income for the half-year is attributable to:			
Non-controlling interest	12	(1,278,338)	(917,558)
Owners of Radiopharm Theranostics Limited		(26,554,581)	(18,349,515)
		(27,832,919)	**(19,267,073)**

	Note	Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the group:			
Basic/diluted loss per share	15	(1.05)	(1.02)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

9

10 Radiopharm Theranostics Limited Statement of financial position As at 31 December 2025 Consolidated 30 June 2025 $ 31 December 2025 $ Note Assets 29,116,835 34,515,397 Current assets Cash and cash equivalents 10,400,060 11,359,430 5 Trade and other receivables 337,093 168,000 Other current assets 39,853,988 46,042,827 Total current assets 53,466 49,771 Non - current assets Property, plant and equipment 46,574,422 45,079,291 8 Intangible assets 46,627,888 45,129,062 Total non - current assets 86,481,876 91,171,889 Total assets Liabilities 9,340,993 10,717,015 6 Current liabilities Trade and other payables 3,421,337 2,986,876 7 Other financial liabilities 450,104 575,236 Employee benefit obligations 1,720,551 1,015,984 Deferred revenue 14,932,985 15,295,111 Total current liabilities 28,676,987 25,936,751 7 Non - current liabilities Other financial liabilities 28,676,987 25,936,751 Total non - current liabilities 43,609,972 41,231,862 Total liabilities The above statement of financial position should be read in conjunction with the accompanying notes Net assets 49,940,027 42,871,904 176,558,493 209,935,661 9 Equity Share capital 849,544 849,544 11 Other equity 13,116,919 13,366,322 10 Other reserves (145,732,952) (172,370,980) Accumulated losses 44,792,004 51,780,547 Equity attributable to the owners of Radiopharm Theranostics Limited (1,920,100) (1,840,520) Non - controlling interest Total equity 49,940,027 42,871,904

Radiopharm Theranostics Limited
Statement of changes in equity
For the half-year ended 31 December 2025

Consolidated	Share capital $	Other equity $	Other reserves $	Accumulated losses $	Non-controlling interest $	Total equity $
	Attributable to owners of Radiopharm Theranostics Limited					
Balance at 1 July 2024	**100,681,716**	**849,544**	**37,930,072**	**(111,338,770)**	**(769,276)**	**27,353,286**
Loss after income tax expense for the half-year	-	-	-	(18,725,453)	(917,558)	(19,643,011)
Other comprehensive income for the half-year, net of tax	-	-	375,938	-	-	375,938
Total comprehensive income for the half-year	-	-	**375,938**	**(18,725,453)**	**(917,558)**	**(19,267,073)**
Transactions with owners in their capacity as owners:						
Contributions of equity, net of transaction costs	66,638,719	-	(23,885,229)	-	-	42,753,490
Share-based payments (note 13)	741,400	-	-	-	-	741,400
Issue of options	-	-	955,055	-	-	955,055
Equity-settled payments	219,840	-	(231,115)	-	-	(11,275)
Expiration of options	-	-	(2,767,466)	2,767,466	-	-
Options forfeited	-	-	(221,170)	-	-	(221,170)
Cancellation of shares to be issued	-	-	(300,000)	-	-	(300,000)
Increase of ownership in RAD Ventures	-	-	-	(488,544)	488,544	-
Balance at 31 December 2024	**168,281,675**	**849,544**	**11,856,085**	**(127,785,301)**	**(1,198,290)**	**52,003,713**

The above statement of changes in equity should be read in conjunction with the accompanying notes

11

Radiopharm Theranostics Limited
Statement of changes in equity
For the half-year ended 31 December 2025

	Attributable to owners of Radiopharm Theranostics Limited					
Consolidated	**Share capital $**	**Other equity $**	**Other reserves $**	**Accumulated losses $**	**Non-controlling interest $**	**Total equity $**
Balance at 1 July 2025	**176,558,493**	**849,544**	**13,116,919**	**(145,732,952)**	**(1,920,100)**	**42,871,904**
Loss after income tax expense for the half-year	-	-	-	(26,965,473)	(1,278,338)	(28,243,811)
Other comprehensive income for the half-year, net of tax	-	-	410,892	-	-	410,892
Total comprehensive income for the half-year	-	-	**410,892**	**(26,965,473)**	**(1,278,338)**	**(27,832,919)**
Transactions with owners in their capacity as owners:						
Contributions of equity, net of transaction costs (note 9)	25,727,168	-	-	-	-	25,727,168
Issue of shares for milestone completion (note 9)	7,650,000	-	-	-	-	7,650,000
Issue of options	-	-	1,523,874	-	-	1,523,874
Expiration of unlisted options (note 10)	-	-	(1,685,363)	1,685,363	-	-
Increase of ownership in RAD Ventures	-	-	-	(1,357,918)	1,357,918	-
Balance at 31 December 2025	**209,935,661**	**849,544**	**13,366,322**	**(172,370,980)**	**(1,840,520)**	**49,940,027**

The above statement of changes in equity should be read in conjunction with the accompanying notes

12

13 Radiopharm Theranostics Limited Statement of cash flows For the half - year ended 31 December 2025 Consolidated 31 December 31 December 2025 $ 2024 $ The above statement of cash flows should be read in conjunction with the accompanying notes Cash flows from operating activities Payments to suppliers (inclusive of GST) (27,420,065) (22,596,082) - 4,485,434 Research and development tax incentive tax received 379,616 262,305 Interest received (22,216,466) (22,672,326) Net cash used in operating activities (2,916,715) (5,311,980) Cash flows from investing activities Payments for license fee liabilities and settlement fees 2,997,592 - Proceeds from disposal of intellectual property 80,877 (5,311,980) Net cash from/(used in) investing activities 45,842,762 35,263,492 Cash flows from financing activities Proceeds from issue of shares (4,198,440) (1,825,043) Share issue transaction costs (1,900,000) - Repayment of borrowings (218,633) - Transaction costs related to loans and borrowings 39,525,689 33,438,449 Net cash from financing activities 17,390,100 5,454,143 Net increase in cash and cash equivalents 18,575,040 29,116,835 Cash and cash equivalents at the beginning of the financial half - year Effects of exchange rate changes on cash and cash equivalents (55,581) 471,798 Cash and cash equivalents at the end of the financial half - year 34,515,397 36,436,938

Radiopharm Theranostics Limited Notes to the financial statements 31 December 2025 Note 1. Segments Information Management has determined, based on the reports reviewed by the chief operating decision maker (CODM) that are used to make strategic decisions, that the group has one reportable segment being the research, development and commercialisation of health technologies . As such, the financial information presented in the body of the financial report represents the results of the Group's sole operating segment . The CODM continues to monitor and review the appropriateness of this segment determination on a regular basis . Note 2. Revenue from contracts with customers Consolidated 31 December 31 December 2025 $ 2024 $ Revenue from contracts with customers Revenue recognised over time 1,385,545 1,383,647 1,385,545 1,383,647 During the period ended 31 December 2024 , the group entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia . For more information in relation to the group's policy for recognising revenue refer to (vii) . 14 Note 3. Other income and expense items (a) Other income 31 December 31 December 2024 $ 2025 $ 379,682 268,933 Interest income 674,033 4,549,133 Research and development tax incentive (i) 1,053,715 4,818,066 (i) R&D tax incentive The group's research and development activities are eligible under an Australian government tax incentive for eligible expenditure . Where expenditure is incurred outside of Australia, an 'overseas finding' must be obtained from AusIndustry prior to any such expenditure being eligible under the scheme . Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme . Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured . For the period ended 31 December 2025 , the group has included an item in other income of $ 4 , 549 , 133 ( 2024 : $ 674 , 033 ) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate . The assistance received is a direct cash payment from ATO and is not related to any tax liability or income tax calculation .

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2025

Note 4. Other gains/(losses)

	Consolidated	
	31 December 2025 $	31 December 2024 $
Net foreign exchange gains/(losses)	(382,725)	724,877
Fair value movement on financing activities	-	(489,787)
	(382,725)	**235,090**

(i) Fair value movement on financing activities

The fair value movement on financing activities relates to the loss made on the termination of the Lind agreement.

Note 5. Trade and other receivables

	Consolidated	
	31 December 2025 $	30 June 2025 $
Current assets		
Trade receivables (i)	615,793	-
Accrued receivables (ii)	10,329,790	10,171,532
GST and other receivables	413,847	228,528
	11,359,430	**10,400,060**

(i) Trade receivables
Trade receivables comprise of $615,793 relating to the strategic development services contract with Lantheus (30 June 2025: $nil).

(ii) Accrued receivables
Accrued receivables comprise of $10,329,790 from the Australian Taxation Office in relation to the R&D tax incentive (30 June 2025: $10,171,532).

Note 6. Trade and other payables

	Consolidated	
	31 December 2025 $	30 June 2025 $
Current liabilities		
Trade payables	8,362,042	6,347,397
Accrued expenses	2,264,013	2,750,662
Other payables	90,960	242,934
	10,717,015	**9,340,993**

15

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2025

Note 7. Other financial liabilities

	Consolidated	
	31 December 2025 $	**30 June 2025 $**
Current liabilities		
Diaprost contingent consideration (i)	-	1,328,087
NanoMab contingent consideration*	2,273,047	1,832,833
Pivalate contingent consideration	614,004	225,245
MD Anderson Contingent Consideration	99,825	35,172
	2,986,876	**3,421,337**
Non-current liabilities		
Diaprost contingent consideration (i)	9,005,584	8,841,829
NanoMab contingent consideration*	4,403,671	4,899,858
NeoIndicate contingent consideration (ii)	-	1,870,454
Pivalate contingent consideration	1,549,373	1,933,981
Pharma15 contingent consideration	1,518,355	1,134,164
TRIMT contingent consideration	8,248,610	8,423,667
MD Anderson contingent consideration	1,211,158	1,573,034
	25,936,751	**28,676,987**
	28,923,627	**32,098,324**

* Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day volume weighted average price (VWAP) prior to the announcement of the milestone on the ASX.

(i) Diaprost contingent consideration

During the period ended 31 December 2025, Radiopharm met milestone 1 for the earlier of (i) first ethics approval, or (ii) notice of allowance of Investigational New Drug application (Therapeutic) or (iii) an equivalent of either of these is sufficient to allow dosing in humans in any country in the Territory. This triggered a payment of US$3m to Diaprost.

(ii) NeoIndicate contingent consideration

In January 2026, the NeoIndicate asset was returned to the university. As a result the probability that a milestone would me met leading to a payment was reduced to nil.

16

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2025

Note 8. Intangible assets

The group's intellectual property is measured at initial cost, less any accumulated amortisation and impairment losses.

	AVb6 Integrin $	hu PSA Anti-body $	NanoMab $	MAb $	Pharma 15 $	Pivalate $	Other Intellectual Property $	Total $
Half-year ended, 31 December 2025								
Opening net book amount	14,179,639	9,654,514	15,596,071	1,229,761	5,445,016	246,614	222,807	46,574,422
Amortisation charge	(442,296)	(370,866)	(486,774)	(34,545)	-	(11,202)	(8,607)	(1,354,290)
Exchange differences	-	-	-	(25,581)	(115,260)	-	-	(140,841)
Closing net book amount	**13,737,343**	**9,283,648**	**15,109,297**	**1,169,635**	**5,329,756**	**235,412**	**214,200**	**45,079,291**

	AVb6 Integrin $	hu PSA Anti-body $	NanoMab $	MAb $	Pharma 15 $	Pivalate $	Other Intellectual Property $	Total $
At 31 December 2025								
Cost	17,691,796	16,212,081	19,470,972	1,374,030	6,940,599	336,055	275,415	62,300,948
Accumulated amortisation	(3,954,453)	(3,828,433)	(4,361,675)	(175,058)	-	(100,643)	(61,212)	(12,481,474)
Impairment	-	(3,100,000)	-	-	(1,463,648)	-	-	(4,563,648)
Exchange differences	-	-	-	(29,340)	(147,195)	-	-	(176,535)
Net book amount	**13,737,343**	**9,283,648**	**15,109,297**	**1,169,632**	**5,329,756**	**235,412**	**214,203**	**45,079,291**

(i) AVb6 Integrin

The group has recognised the Intellectual Property “AVb6 Integrin” through the acquisition of a license developed at TRIMT GmbH (TRIMT), a world-renowned independent research and treatment centre specialising in cancer, based in Radeberg, Germany.

It is the board's expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognised as intangible assets relate to the upfront licenses fee paid in respect of the license agreement, value of equity issued to the licensor and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements. The value of contingent consideration is assessed at each reporting period and is probability-adjusted for the directors' assumptions on achieving future milestones.

AVb6 Integrin is amortised over a period of 20 years, being management's assessed useful life of the intangible asset.

17

18 Radiopharm Theranostics Limited Notes to the financial statements 31 December 2025 Note 8. Intangible assets (continued) (ii) hu PSA Anti - body The group has recognised the Intellectual Property “hu PSA Anti - body” through the acquisition exclusive license developed at Diaprost AB (Diaprost), a world - renowned independent research and treatment centre specialising in prostate cancer, based in Lund, Sweden. It is the board's expectation that the acquired intellectual property will generate future economic benefits for the group . The amounts recognised as intangible assets relate to the upfront licenses fee paid in respect of the license agreement, value of equity issued to licensor and contingent consideration . The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements . The value of contingent consideration is assessed at each reporting period and is probability - adjusted for the directors' assumptions on achieving future milestones . hu PSA Anti - body is amortised over a period of 15 years, being management's assessed useful life of the intangible asset. (iii) NanoMab The board has recognised the Intellectual Property “NanoMab” through the acquisition of a license developed at NanoMab Technology Limited, a world - renowned independent biopharmaceutical company focusing on cancer precision therapies through radiopharmaceuticals, based in Hong Kong . It is the board's expectation that the acquired intellectual property will generate future economic benefits for the group . The amounts recognised as intangible assets relate to the upfront licenses fee paid in respect of the license agreement, value of equity issued to the licensor and contingent consideration . The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements . The value of contingent consideration is assessed at each reporting period and is probability - adjusted for the directors' assumptions on achieving future milestones . NanoMab is amortised over a period of 20 years, being management's assessed useful life of the intangible asset. (iv) MAb The group has recognised the Intellectual Property “MAb” through Radiopharm Ventures, LLC, a joint venture between Radiopharm Theranostics (USA), Inc and The Board of Regents of the University of Texas System and the MD Anderson Cancer Center . (v) Pharma15 The group has recognised the Intellectual Property “Pharma 15 ” through the acquisition of Pharma 15 Corporation . It is the board's expectation that it will generate future economic benefits for the group . The amounts currently recognised are the upfront consideration paid to shareholders, deferred consideration to be paid one year after acquisition and contingent consideration . At the end of the reporting year management deemed the asset is not ready for use, thus no amortisation has been deducted from it . (vi) Pivalate The group has recognised the Intellectual Property “Pivalate” through the acquisition of a license developed at Cancer Research Technologies Limited (CRT), a world - renowned independent research and treatment centre for cancer, based in London, United Kingdom . It is the board's expectation that the acquired intellectual property will generate future economic benefits for the group . The amounts recognised as intangible assets relate to the upfront licenses fee paid in respect of the license agreement, value of equity issued to the licensor and contingent consideration . The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements . The value of contingent consideration is assessed at each reporting period and is probability - adjusted for the directors' assumptions on achieving future milestones . Pivalate is amortised over a period of 15 years, being management's assessed useful life of the intangible asset.

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2025

Note 9. Share capital

	Consolidated			
	31 December 2025 Shares	**30 June 2025 Shares**	**31 December 2025 $**	**30 June 2025 $**
Ordinary Shares Fully paid	3,544,216,160	2,364,949,502	209,935,661	176,558,493
	3,544,216,160	**2,364,949,502**	**209,935,661**	**176,558,493**

(i) Movements in ordinary shares:

Details	**Number of Shares**	**Total $**
Balance at 1 July 2025	**2,364,949,502**	**176,558,493**
Issue of ordinary shares at $0.030 pursuant to issue of securities (2025-10-24)	415,706,190	12,471,186
Issue of ordinary shares at $0.030 pursuant to issue of securities (2025-12-05)	12,599,991	377,999
Issue of ordinary shares at $0.030 pursuant to issue of securities (2025-12-09)	750,960,477	22,528,814
Less: Transaction costs arising on share issues		(2,000,831)
Balance at 31 December 2025	**3,544,216,160**	**209,935,661**

Note 10. Other reserves

The following table shows a breakdown of the statement of financial position line item ‘other reserves’ and the movements in these reserves during the year and period, respectively. A description of the nature and purpose of each reserve is provided below the table.

	Note	**Share-based payments $**	**Foreign currency translation $**	**Total Other Reserves $**
1 July 2025		**13,197,222**	**(80,303)**	**13,116,919**
Currency translation differences		-	410,892	410,892
Other comprehensive gain		**13,197,222**	**330,589**	**13,527,811**
Transactions with owners in their capacity as owners				
Issue of options		1,523,874	-	1,523,874
Expiration of unlisted options		(1,685,363)	-	(1,685,363)
31 December 2025		**13,035,733**	**330,589**	**13,366,322**

19

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2025

Note 10. Other reserves (continued)

(i) Movement in options

Details	Number of options	Total $
Opening balance 1 July 2025	**1,152,292,496**	**13,197,222**
Issue of unlisted options	211,814,000	1,057,976
Issue of free attaching options	1,179,266,658	-
Expiration of unlisted options	(6,100,006)	(1,685,363)
Expense for share-based payments for options previously issued	-	465,899
Balance at 31 December 2025	**2,537,273,148**	**13,035,733**

Note 11. Other equity

	Consolidated 31 December 2025 $	30 June 2025 $
Contingent issue of equity	849,544	849,544
	849,544	**849,544**

Contingent issue of equity includes amounts related to the value of consideration shares to be issued to the Pharma15 shareholders once certain milestones are met as per their agreement.

Note 12. Interests in other entities

The group's subsidiaries at 31 December 2025 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group 31 December 2025 %	Ownership interest held by the group 30 June 2025 %	Ownership interest held by non-controlling interest 31 December 2025 %	Ownership interest held by non-controlling interest 30 June 2025 %
Radiopharm Theranostics (USA) Inc	United States	100	100	-	-
Radiopharm Ventures LLC	United States	87.5	75	12.5	25
Pharma 15 Corporation	United States	100	100	-	-

20

21 Radiopharm Theranostics Limited Notes to the financial statements 31 December 2025 Note 12. Interests in other entities (continued) (b) Non - controlling interests (NCI) Set out below is summarised financial information for each subsidiary that has non - controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter - group eliminations. Ventures LLC 30 June Radiopharm 31 December 2025 $ 2025 $ Summarised balance sheet - - Current Assets - - Current Liabilities - - Current net assets 1,229,761 1,169,632 Non - current assets 1,229,761 1,169,632 Non - current net assets 1,152,892 1,087,601 Net assets (1,920,100) (1,840,520) Accumulated NCI Ventures LLC 30 June 2025 $ Radiopharm 31 December 2025 $ Summarised statement of comprehensive loss (6,110,449) (7,043,761) Loss for the period (6,110,449) (7,043,761) Total comprehensive loss (1,639,368) (1,278,338) Loss allocated to non - controlling interests

Radiopharm Theranostics Limited
Notes to the financial statements
31 December 2025

Note 13. Share-based payments

(a) Employee Option Plan

The establishment of the 'Omnibus Incentive Plan' (OIP) was renewed by shareholders at the annual general meeting held on 05 December 2025 and will be subject to shareholder approval at the 2025 annual general meeting. The plan is designed to provide long-term incentives for employees (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board's discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

The options issued under the plan have vesting conditions based on the achievement of service milestone, which are achieved if the holder remains with the group until the date is reached. The dates vary from the initial public offering up to 5 years from the grant date. There is no performance or market conditions attached to any of the below options under the plan.

(i) Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted during the half-year ended 31 December 2025 under the OIP included:

Grant date	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected volatility %	Dividend yield %	Risk-free Interest rate %	Fair value at grant date ($)
01/07/2025	01/07/2030	0.0250	107,520,000	0.0225	93.83%	0.00%	3.43%	1,712,751
01/08/2025	01/08/2030	0.0600	5,000,000	0.0230	94.32%	0.00%	3.65%	80,500
20/11/2025	01/07/2030	0.0250	99,294,000	0.0210	98.58%	0.00%	3.76%	1,497,801
			-	-	-	-	-	-
			211,814,000					-

22

23 Radiopharm Theranostics Limited Notes to the financial statements 31 December 2025 Note 14. Related party transactions (a) Transactions with key management personnel The following transactions occurred with related parties: 31 December 2025 $ 30 June 2025 $ Other transactions Forfeiture payments expense to key management personnel Payments to director related entities Total - 46,367 171,176 415,909 171,176 462,276 (ii) Payments to director related entities In the half - year period ended 31 December 2025 , the Acclime Group invoiced Radiopharm for professional services such as financial reporting, capital management, company secretarial, accounting, bookkeeping, and payroll activities, totalling $ 171 , 176 . This amount includes accounting fees and other related services rendered up to the effective date of resignation of Phillip Hains as Executive Director on 20 November 2025 , who had a related - party relationship with the Company during the period of service . (b) Terms and conditions All transactions were made on normal commercial terms and conditions and at market rates . Note 15 . Loss per share (a) Reconciliation of loss used in calculating loss per share Consolidated 31 December 2025 $ 31 December 2024 $ Loss after income tax Non - controlling interest (28,243,811) (19,643,011) 1,278,338 917,558 Loss after income tax attributable to the owners of Radiopharm Theranostics Limited (26,965,473) (18,725,453) (b) Weighted average number of shares used as a denominator 31 December 31 December 2024 Number 2025 Number 1,843,723,626 3,544,216,160 Weighted average number of ordinary shares used as the denominator in calculating basic and diluted (loss)/profit per share On the bases of the group's losses, the outstanding options as at 31 December 2025 are considered to be anti - dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

24 Radiopharm Theranostics Limited Notes to the financial statements 31 December 2025 Note 16. Basis of preparation of half - year report (a) Basis of preparation of half - year report This interim financial report for the half - year period ended 31 December 2025 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001 . This interim report does not include all the notes of the type normally included in an annual financial report . Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2025 and any public announcements made by Radiopharm Theranostics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 . The accounting policies adopted in the preparation of these financial statements are consistent with those of the previous financial year . There have been no changes in the accounting policies during the reporting period . The same recognition, measurement, and presentation principles have been applied consistently across all periods presented . (i) Going concern The financial statements have been prepared on the going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business . For the period ended 31 December 2025 , the group incurred a total comprehensive loss of $ 27 , 832 , 919 ( 31 December 2024 : $ 19 , 267 , 073 ) and net cash outflows from operations of $ 22 , 672 , 326 ( 31 December 2024 : $ 22 , 216 , 466 ) . As at 31 December 2025 , the group held cash and cash equivalents of $ 34 , 515 , 397 and net current assets of $ 30 , 747 , 716 . The group expects to continue to incur losses and cash outflows for the foreseeable future at it continues to invest in resources in research and development activities for their clinical pipeline . The group's ongoing viability and ability to continue as a going concern depends on its capacity to meet debts and commitments as hey fall due . Based on current budget forecast assumptions, the group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due . Furthermore, the group is able to progress its research and development programs for at least the next 12 months . In addition, the group has the ability to employ cash management strategies such as delaying or reducing some operating activities and raise further capital subject to maintaining an active listing on the NASDAQ exchange as well as compliance with the group's obligations under ASX Listing Rule 7 . 1 . The group's track record of successful capital raises provides confidence in their ability to secure funding if required . Based on the above, the directors are satisfied that the group is able to meet their commitments over the next 12 months, and for that reason the financial statements have been prepared on the basis that the group is a going concern . Note 17. Events after the reporting period No matter or circumstance has arisen since 31 December 2025 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations, or the consolidated entity's state of affairs in future financial years .

Radiopharm Theranostics Limited Directors' declaration 31 December 2025 In the directors' opinion: ● the attached financial statements and notes comply with the Corporations Act 2001 , Australian Accounting Standard AASB 134 'Interim Financial Reporting', the Corporations Regulations 2001 and other mandatory professional reporting requirements ; ● the attached financial statements and notes give a true and fair view of the consolidated entity's financial position as at 31 December 2025 and of its performance for the financial half - year ended on that date ; and ● there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable . Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001. On behalf of the directors Mr Paul Hopper Executive Chairman 27 February 2026 25

Grant Thornton Audit Pty Ltd Level 22 Tower 5 Collins Square 727 Collins Street Melbourne VIC 3008 GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222 grantthornton.com.au ACN - 130 913 594 Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation. Independent Auditor’s Review Report To the Members of Radiopharm Theranostics Limited Report on the half - year financial report Conclusion We have reviewed the accompanying half - year financial report of Radiopharm Theranostics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2025, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, including material accounting policy information, other selected explanatory notes, and the directors’ declaration. Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half - year financial report of Radiopharm Theranostics Limited does not comply with the Corporations Act 2001 including: a. giving a true and fair view of the Group financial position as at 31 December 2025 and of its performance for the half year ended on that date; and b. complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 . Basis for Conclusion We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity . Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Grant Thornton Audit Pty Ltd Directors’ responsibility for the half - year financial report The Directors of the Group are responsible for the preparation of the half - year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half - year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error . Auditor’s responsibility for the review of the financial report Our responsibility is to express a conclusion on the half - year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity , in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2025 and its performance for the half - year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 . A review of a half - year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Grant Thornton Audit Pty Ltd Chartered Accountants T S Jackman Partner – Audit & Assurance Melbourne, 27 February 2026

RAD RADIOPHARM THERANOSTICS ASX:RAD Interim Report: Half Year Ended 31December 2025